Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited

ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Burns

Date of last notice	12 March 2014 (Initial Director’s Interest Notice)

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	Not applicable
(including registered holder)

Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	24 November 2015

No. of securities held prior to change	80,000 options (issued following approval by shareholders at the 2014 AGM)

Class	Ordinary shares

Number acquired	28,000

Number disposed	N/A

Value/Consideration	$49,355.30

Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	28,000 ordinary shares 80,000 options

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change	On market share purchase

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder	N/A
(if issued securities)

Date of change	N/A

No. and class of securities to which interest related prior to change	N/A

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration	N/A

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011